Exhibit 4.5

AMENDMENT TO THE

LHC GROUP, INC.

2018 INCENTIVE PLAN

This Amendment (the “Amendment”) to the LHC Group, Inc. 2018 Incentive Plan (the “Plan”), has been adopted by the Compensation Committee of the Board of Directors of LHC Group, Inc. (the “Company”), to be effective as of and contingent on the closing of the transaction contemplated by that certain Agreement and Plan of Merger, dated as of March 28, 2022, by and among the Company, UnitedHealth Group Incorporated and Lightning Merger Sub Inc.

1.            The Plan is hereby amended by deleting Section 2.1(f) in its entirety and replacing it with the following:

“(f)  “Cause” as a reason for a Participant’s termination of employment, unless otherwise defined in the applicable Award Certificate, shall mean any of the following acts by the Participant, as determined by the Committee: gross neglect of duty, prolonged absence from duty without the consent of the Company, intentionally engaging in any activity that is in conflict with or adverse to the business or other interests of the Company, or willful misconduct, misfeasance or malfeasance of duty which is reasonably determined to be detrimental to the Company. With respect to a Participant’s termination of directorship, “Cause” means an act or failure to act that constitutes cause for removal of a director under applicable Delaware law.  The determination of the Committee as to the existence of “Cause” shall be conclusive on the Participant and the Company.”

2.            The Plan is hereby amended by deleting Section 2.1(s) in its entirety and replacing it with the following:

“(s)  “Good Reason” (or a similar term denoting constructive termination), unless otherwise defined in the applicable Award Certificate, shall mean any of the following acts by the Company or an Affiliate without the consent of the Participant (in each case, other than an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company or an Affiliate promptly after receipt of notice thereof given by the Participant): (i) the assignment to the Participant of duties materially inconsistent with, or a material diminution in, the Participant’s position, authority, duties or responsibilities as in effect immediately prior to a Change of Control, (ii) a reduction by the Company or an Affiliate in the Participant’s base salary, (iii) the Company or an Affiliate requiring the Participant, without his or her consent, to be based at any office or location more than 35 miles from the location at which the Participant was stationed immediately prior to a Change of Control, or (iv) the continuing material breach by the Company or an Affiliate of any employment agreement between the Participant and the Company or an Affiliate after the expiration of any applicable period for cure.”

3.            Except as expressly amended hereby, the terms of the Plan shall be and remain unchanged and the Plan as amended hereby shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized representative on the day and year first above written.

LHC GROUP, INC.

By:
Authorized Officer